SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.__)


                          Mueller Water Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Series B Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    624758207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       1001 Brickell Bay Drive, Suite 3112
                                 Miami, FL 33131
                                 (305) 358-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  624758207
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,524,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,524,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,524,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.10%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.  624758207
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,524,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,524,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,524,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.10%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  624758207
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,394,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,394,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,394,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.78%

14.  TYPE OF REPORTING PERSON

     IC

CUSIP No.  624758207
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Mueller Water Products, Inc. (the "Issuer"). The address of the Issuer's offices is 1200 Abernathy Road, Atlanta, Georgia 30328. This Schedule 13D relates to the Issuer's Series B Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland investment company, and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 1001 Brickell Bay Drive, Suite 3112, Miami, Florida 33131.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private, including the Fund and separately managed accounts (collectively, the "Fairholme Funds").

     (d) Bruce R. Berkowitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. The Reporting Persons reserve the right to take such other actions as they may deem appropriate.

     Except as set forth above, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Fairholme and Bruce R. Berkowitz may be deemed to be the beneficial owners of 9,524,500 Shares (11.10%) of the Issuer and the Fund may be deemed to be the beneficial owner of 8,394,800 Shares (9.78%) of the Issuer, based upon the 85,844,920 Shares outstanding as of February 9, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission.

     Fairholme, Bruce R. Berkowitz and the Fund have the sole power to vote or direct the vote of 0 Shares to which this filing relates. Fairholme and Bruce R. Berkowitz have the shared power to vote or direct the vote of 9,524,500 Shares, of which the Fund has the shared power to vote or direct the vote of 8,394,800 Shares to which this filing relates. Each share constitutes 8 votes. Therefore, Fairholme and Bruce R. Berkowitz have a total shared voting power of 76,196,000 votes, of which the Fund has a total shared voting power of 67,158,400 votes.

     Fairholme, Bruce R. Berkowitz and the Fund have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Fairholme and Bruce R. Berkowitz have the shared power to dispose or direct the disposition of 9,524,500 Shares, of which the Fund has the shared power to dispose or direct the disposition of 8,394,800 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales.

     While the advisory relationship causes attribution to the Reporting Persons of certain indicia of beneficial ownership, the Reporting Persons hereby disclaim such beneficial ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B: A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to April 3, 2007 is filed herewith as Exhibit B.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 3, 2007
-----------------------
(Date)


/s/ Bruce R. Berkowitz
----------------------
Name:  Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ------------------------
Name:   Bruce R. Berkowitz
Title:  Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ------------------------
Name:   Bruce R. Berkowitz
Title:  Managing Member of its Adviser

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated April 3, 2007 relating to the Series B Common Stock, par value $0.01 of Mueller Water Products, Inc. shall be filed on behalf of the undersigned.



/s/ Bruce R. Berkowitz
----------------------
Name:  Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ------------------------
Name:   Bruce R. Berkowitz
Title:  Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ------------------------
Name:   Bruce R. Berkowitz
Title:  Managing Member of its Adviser

                                                                       Exhibit B

               Transactions in the Shares -- The Reporting Persons

                      Fairholme Capital Management, L.L.C.

                            Number            Price
 Trade Date                of Shares         Per Share           Purchase/Sale
 ----------                ---------         ---------           -------------

 2/1/2007                   2,400            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   4,500            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   4,400            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   2,300            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   4,600            $ 13.96             Purchase
 2/1/2007                   2,400            $ 13.96             Purchase
 2/1/2007                   2,200            $ 13.96             Purchase
 2/1/2007                   2,600            $ 13.96             Purchase
 2/1/2007                   2,500            $ 13.96             Purchase
 2/1/2007                   2,400            $ 13.96             Purchase
 2/1/2007                   2,400            $ 13.96             Purchase
 2/1/2007                   2,300            $ 13.96             Purchase
 2/1/2007                     600            $ 13.83             Purchase
 2/1/2007                   5,700            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                     400            $ 13.83             Purchase
 2/1/2007                     700            $ 13.83             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                   1,500            $ 13.83             Purchase
 2/1/2007                     600            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                     100            $ 13.83             Purchase
 2/1/2007                   1,300            $ 13.83             Purchase
 2/1/2007                   4,800            $ 13.83             Purchase
 2/1/2007                   1,900            $ 13.83             Purchase
 2/1/2007                     100            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                     100            $ 13.83             Purchase
 2/1/2007                   1,000            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                   1,400            $ 13.83             Purchase
 2/1/2007                   1,600            $ 13.83             Purchase
 2/1/2007                   1,900            $ 13.83             Purchase
 2/1/2007                     800            $ 13.83             Purchase
 2/1/2007                   3,000            $ 13.83             Purchase
 2/1/2007                   3,600            $ 13.83             Purchase
 2/1/2007                  50,100            $ 13.83             Purchase
 2/1/2007                   5,900            $ 13.83             Purchase
 2/1/2007                   3,100            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                   5,400            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                   2,300            $ 13.83             Purchase
 2/1/2007                   2,100            $ 13.83             Purchase
 2/1/2007                   1,000            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   4,600            $ 13.83             Purchase
 2/1/2007                   2,300            $ 13.83             Purchase
 2/1/2007                   4,000            $ 13.83             Purchase
 2/1/2007                   2,400            $ 13.83             Purchase
 2/1/2007                   5,900            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                   2,300            $ 13.83             Purchase
 2/1/2007                     100            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                     100            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                   7,600            $ 13.83             Purchase
 2/1/2007                  15,700            $ 13.83             Purchase
 2/1/2007                   1,500            $ 13.83             Purchase
 2/1/2007                   5,500            $ 13.83             Purchase
 2/1/2007                   2,300            $ 13.83             Purchase
 2/1/2007                   7,300            $ 13.83             Purchase
 2/1/2007                   3,000            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   6,500            $ 13.83             Purchase
 2/1/2007                   5,100            $ 13.83             Purchase
 2/1/2007                   2,000            $ 13.83             Purchase
 2/1/2007                   1,300            $ 13.83             Purchase
 2/1/2007                   2,100            $ 13.83             Purchase
 2/1/2007                   7,700            $ 13.83             Purchase
 2/1/2007                   3,700            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                   6,500            $ 13.83             Purchase
 2/1/2007                   7,000            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   1,300            $ 13.83             Purchase
 2/1/2007                   1,400            $ 13.83             Purchase
 2/1/2007                   3,400            $ 13.83             Purchase
 2/1/2007                   8,700            $ 13.83             Purchase
 2/1/2007                   5,900            $ 13.83             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   2,300            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   7,600            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                  11,500            $ 13.83             Purchase
 2/1/2007                   1,300            $ 13.83             Purchase
 2/1/2007                   5,500            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                  19,300            $ 13.83             Purchase
 2/1/2007                   3,400            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                   3,800            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                   1,500            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   1,300            $ 13.83             Purchase
 2/1/2007                   1,900            $ 13.83             Purchase
 2/1/2007                   1,800            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                   6,100            $ 13.83             Purchase
 2/1/2007                   4,800            $ 13.83             Purchase
 2/1/2007                   2,000            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   5,400            $ 13.83             Purchase
 2/1/2007                   7,100            $ 13.83             Purchase
 2/1/2007                     700            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.93             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                   8,700            $ 13.83             Purchase
 2/1/2007                   7,600            $ 13.83             Purchase
 2/1/2007                     400            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                     500            $ 13.83             Purchase
 2/1/2007                   1,000            $ 13.83             Purchase
 2/1/2007                   4,000            $ 13.83             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                   1,900            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                   2,500            $ 13.83             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   1,000            $ 13.83             Purchase
 2/1/2007                     700            $ 13.83             Purchase
 2/1/2007                   2,100            $ 13.83             Purchase
 2/1/2007                     400            $ 13.83             Purchase
 2/1/2007                   1,000            $ 13.83             Purchase
 2/1/2007                     900            $ 13.83             Purchase
 2/1/2007                   1,400            $ 13.83             Purchase
 2/1/2007                   3,100            $ 13.83             Purchase
 2/1/2007                   2,500            $ 13.83             Purchase
 2/1/2007                  12,000            $ 13.83             Purchase
 2/1/2007                   3,100            $ 13.83             Purchase
 2/1/2007                   2,200            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.96             Purchase
 2/1/2007                   1,200            $ 13.96             Purchase
 2/1/2007                   1,600            $ 13.96             Purchase
 2/1/2007                   3,000            $ 13.96             Purchase
 2/1/2007                   1,200            $ 13.96             Purchase
 2/1/2007                   1,200            $ 13.96             Purchase
 2/1/2007                   1,100            $ 13.96             Purchase
 2/1/2007                   1,300            $ 13.96             Purchase
 2/1/2007                   1,100            $ 13.96             Purchase
 2/1/2007                   3,500            $ 13.96             Purchase
 2/1/2007                   2,100            $ 13.96             Purchase
 2/1/2007                     700            $ 13.93             Purchase
 2/1/2007                   1,400            $ 13.83             Purchase
 2/1/2007                     200            $ 13.83             Purchase
 2/1/2007                     800            $ 13.83             Purchase
 2/1/2007                   2,800            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                     400            $ 13.83             Purchase
 2/1/2007                   1,500            $ 13.83             Purchase
 2/1/2007                   2,700            $ 13.83             Purchase
 2/1/2007                   1,100            $ 13.83             Purchase
 2/1/2007                  11,800            $ 13.83             Purchase
 2/1/2007                   2,500            $ 13.83             Purchase
 2/1/2007                   1,200            $ 13.83             Purchase
 2/1/2007                   7,400            $ 13.83             Purchase
 2/1/2007                   5,400            $ 13.83             Purchase
 2/1/2007                  28,100            $ 13.83             Purchase
 2/1/2007                   1,700            $ 13.83             Purchase
 2/1/2007                     300            $ 13.83             Purchase
 2/1/2007                   3,900            $ 13.83             Purchase
 2/1/2007                  12,600            $ 13.83             Purchase
 2/1/2007                  24,200            $ 13.83             Purchase
 2/1/2007                  10,700            $ 13.83             Purchase
 2/1/2007                   5,500            $ 13.83             Purchase
 2/6/2007                   2,000            $ 15.16             Purchase
 3/9/2007                   2,700            $ 14.61             Purchase
 3/9/2007                   2,700            $ 14.61             Purchase
 3/9/2007                   2,900            $ 14.60             Purchase
 3/9/2007                   5,300            $ 14.60             Purchase
 3/9/2007                   3,500            $ 14.60             Purchase
 3/9/2007                   1,600            $ 14.60             Purchase
 3/9/2007                     700            $ 14.60             Purchase
 3/9/2007                   3,700            $ 14.60             Purchase
 3/9/2007                   5,700            $ 14.60             Purchase
 3/9/2007                     100            $ 14.60             Purchase
 3/9/2007                   1,700            $ 14.60             Purchase
 3/9/2007                     700            $ 14.60             Purchase
 3/9/2007                   1,500            $ 14.60             Purchase
 3/9/2007                   1,000            $ 14.64             Purchase
 3/9/2007                   2,100            $ 14.64             Purchase
 3/9/2007                   1,000            $ 14.64             Purchase
 3/9/2007                  59,600            $ 14.60             Purchase
3/12/2007                     300            $ 14.51             Purchase
3/14/2007                   1,000            $ 14.54             Purchase
3/14/2007                     300            $ 13.96               Sale
3/14/2007                  47,000            $ 14.14             Purchase
3/16/2007                   1,100            $ 14.04             Purchase
3/20/2007                   2,100            $ 14.01             Purchase
3/27/2007                   1,200            $ 13.72               Sale
3/27/2007                   2,000            $ 13.72               Sale



                              Fairholme Funds, Inc.

                            Number            Price
 Trade Date                of Shares         Per Share           Purchase/Sale
 ----------                ---------         ---------           -------------
1/29/2007                  100,000           $ 13.66             Purchase
1/30/2007                   70,000           $ 13.51             Purchase
1/31/2007                    6,000           $ 13.50             Purchase
 2/1/2007                  275,400           $ 13.83             Purchase
 2/2/2007                   15,000           $ 13.98             Purchase
3/14/2007                   90,900           $ 14.14             Purchase
3/16/2007                   67,200           $ 13.76             Purchase
3/19/2007                      600           $ 13.76             Purchase
3/30/2007                   81,000           $ 13.42             Purchase


SK 22146 0001 761403